November 12, 2008

BY EDGAR
Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	China Biopharma, Inc.
Form 10-KSB for the Fiscal Year Ended December 31, 2007, filed March 25, 2008; 10-QSB for the Six Months Ended June 30, 2008, filed August 14, 2008; File No. 000-50005.

Dear Mr. Rosenberg:

Reference is made to your comment letter, dated August 28, 2008, to our client, China Biopharma, Inc., (the “Company”), relating to the subject annual report and quarterly report (the “Comment Letter”). Set forth below are the comments contained in the Comment Letter followed by our response thereto:

Form 10-KSB — December 31, 2007

Consolidated Financial Statements

1. It is not clear why you believe you are still in the development stage since you are reporting revenues. Please reference SFAS 7 and advise. If you are in the development stage the statement of shareholders' equity should cover the period from September 13, 2000 to December 31, 2007. In addition, the auditor's report should cover the cumulative period for the statement of operations, cash flows and shareholders' equity.

Response: We believe that we are still in the development stage in accordance with SFAS # 7, “Accounting and Reporting by Development Stage Enterprises,” because we are still trying to establish a new distribution business in the pharmaceutical industry.

We have revised the statement of shareholders’ equity to cover the period from September 13, 2000, the date of inception, to December 31, 2007.

Consolidated Balance Sheet, page F-2

2. Describe the facts and circumstances surrounding the creation of "Other Receivables" amounting to $2.9 million at December 31, 2007. Tell us how you determined that this amount is fully collectible within the next twelve month period. Explain why these amounts are classified as operating cash flows on the statement of cash flows.

Response: As of the date of the auditor’s report, we projected that the whole balance was fully collectible. As of the date of this reply, we collected more than 50% of the outstanding balance. During the third quarter ended September 30, 2008, approximately $460,000 was deemed to be uncollectible and accordingly, we charged this amount as an expense to operations. We expect to collect the remaining balance before the end of the year.

The amount was correctly classified as operating cash flows on the statement of cash flows because it represented the advance payment that we made for the purchase of merchandise inventory.

Consolidated Statements Of Changes In Stockholders’ Equity, page F-4

3.  It appears that the number of common shares issued in 2006 and 2007 on the statement of changes in stockholders' equity may be aggregated. Disaggregate the total number of shares issued into separate transactions or explain why disaggregation is not necessary.

Response: The table below disaggregates the shares issued in 2006 and 2007 on monthly basis:

2006	Number of common shares issued	Description of Common share issuance
April	3,000,000	Share exchange for 100% of the outstanding capital of CBL
	65,000	Employee exercise of stock option
Total 2006	3,065,000

2007
Jan	25,000	Employee exercise of stock option
Mar	1,438,703	To the holders of the Secured Convertible Promissory Notes dated December 13, 2006 in payment of principal and interest (hereinafter referred to as "Conversion")
Apr	1,774,888	Conversion
May	1,370,091	Conversion
Jun	4,240,349	Conversion
	10,806,964	To two investors pursuant to Section 12(c), “Favored Nations Provision,” of the Securities Purchase Agreement dated April 29, 2005 (hereinafter referred to as "Favored Nations")
Jul	1,844,656	Conversion
	2,078,431	Favored Nations
Aug	4,138,572	Conversion
	5,754,986	Favored Nations
Sept	4,782,882	Conversion
	8,453,096	Favored Nations
Oct	3,221,786	Conversion
	21,697,550	Favored Nations
Dec	2,229,820	Conversion
Total 2007	73,857,774

Consolidated Statements Of Cash Flows, page F-5

4. Direct us to disclosure that discusses the $2.1 million amounts reported as advance payments in 2006 and 2007 on the statement of cash flows. If no disclosure was made, provide disclosure.

Response: This question is related to Question #2. In 2006, the $2.1 million represented part of the advance payment and in 2007 the vendor notified us of not being able to deliver the merchandise and agreed to refund the payment. Accordingly, we reclassified the balance as “Other receivables” because of the change in the contractual nature of this transaction.

Notes To Consolidated Financial Statements, page F-7

Note 1 – Organization And Nature Of Business, page F-7

5.  We have the following comments concerning the transfer of ownership of your Chinese subsidiary Zhejiang Guang Tong Wang Luo Co., Ltd to third parties and the transfer of your ownership in China Quantum Communications, Inc. to a former employee.

a.
Please disclose the key facts, circumstances and accounting you applied to each of these transactions. Clarify what you mean by "transfer ownership" and provide a schedule summarizing the fair value of assets sold, liabilities assumed and gain or loss on each transaction and consideration received.

b.	Discuss the impact, if any, of these transactions on goodwill.
c.	Tell us how you considered the guidance in FAS 144 in not presenting "discontinued operations" in your Consolidated Statements of Operations.

Response: a) As a result of worsening operating results over the years and as part of our re-positioning strategy, we discontinued the operations of China Quantum Communications, Inc, and sold the accounts receivable and prepaid phone-cards to a former employee. This transaction resulted in a loss of approximately $40,000. Also as part of our re-positioning strategy, we disposed of our investment in Zhejiang Guang Tong Wang Luo Co., Ltd to third parties. This transaction resulted in a loss of approximately $8,000. Taking as a whole, these losses were deemed to be immaterial under SAB 99 and originally were included as part of the total amount of losses from the disposal of subsidiaries in “Non-operating expenses”. Per your request, we have added a separate line to present “Loss on disposal of investments” in our amended Consolidated Statements of Operations”.

b) Also, pursuant to SAB 99, there was no impact on goodwill, at the dates of acquisition or the dates of disposition of these two transactions taken as a whole.

c) As stated in a) and b) we accounted for these investments as part of other income and expenses on the basis of the materiality guidelines provided in SAB 99. Therefore, the disposal of these investments was also deemed immaterial with no effect on discontinued operations.

6. Expand your disclosure to fully explain how you accounted for the issuance of 3 million shares of common stock to acquire China Biopharma Limited. Provide the disclosures required by SFAS 141 including the purchase price allocation.

Also disclose your accounting for your investment of $1,950,000 in ZTBC. Tell us where the $1,950,000 is reported on the statement of cash flows.

Response: The acquisition of China Biopharma Limited was a stock for stock transaction and China Biopharma Limited was a holding company with a minimal quantity of assets and a relatively immaterial value as calculated in compliance with SAB 99. Therefore, we contend that there was no purchase price allocation requirement. As for the investment of $1,950, 000, it was eliminated in the consolidation process and therefore was not shown on the statement of cash flows.

Impairment Loss Of Goodwill, page F-8

7. Please expand your disclosure to include that required under paragraphs 45.c. and 47 of SFAS 142 and paragraphs 25 and 26 of SFAS 144 for goodwill acquired and impairment charges taken for years 2006 and 2007.

Response: We have revised Note 2 - IMPAIRMENT LOSS OF GOODWILL to expand our disclosure as per SFAS 142 and SFAS 144. The revised note is quoted below:

IMPAIRMENT LOSS OF GOODWILL

The changes in the carrying amount of goodwill for the year ended December 31, 2007, are as follows:

($000s)	Goodwill
Balance as of January 1, 2007	$1,761
Goodwill acquired during year	—
Impairment losses	(304)
Balance as of December 31, 2007	$1,457

The balance as of January 1, 2007 represented goodwill related to acquisition of CBL by CBI, and acquisition of HCBD in China by ZTBC. The goodwill was tested for impairment in the fourth quarter of 2007. Due to the changing environment for vaccine and biopharmaceutical business in China, sales revenue, operating profits and cash flow from vaccine and pharmaceutical distribution business carried out by HCBD were lower than expected in the year of 2007, and such trend leads to a revision of the earnings and cash flow forecast for the next five years. In December 2007, an impairment loss of $304,093 was recognized related to the goodwill from the acquisition of HCBD in China.

The goodwill impairment is determined using a two-step process. First, it requires a comparison of the book value of net assets with the fair value of a reporting unit that has goodwill assigned to it. The Company estimates the fair values of the reporting unit using discounted cash flows. The cash flow forecasts are adjusted by an appropriate discount rate derived from the average capital market risk premium over the risk free rate plus a company specific risk premium at the date of evaluation. If the fair value is determined to be less than book value, a second step is performed to compute the amount of the impairment. In this process, a fair value for goodwill is estimated, based in part on the fair value of the operations used in the first step, and is compared to its carrying value. The shortfall of the fair value below carrying value represents the amount of goodwill impairment. SFAS No. 142 requires goodwill to be tested for impairment annually at the same time every year, and when an event occurs or circumstances change such that it is reasonably possible that an impairment may exist. The Company selected December 31 as its annual testing date.

Income Taxes, page F-9

8.	Please expand your disclosure to provide the minimum Financial Statement Disclosure in accordance with paragraphs 43 through 49 of SFAS 109.

Response: We have revised the Note 2 – INCOME TAXES by adding a paragraph. The added paragraph is quoted below:

As we incurred recurring operating losses, we were not subject to income tax in accordance with Chinese tax law.

Note 6 — Stockholders' Equity, page F-14

Secured Convertible Promissory Notes, page F-15

9. Please tell us how you applied the provisions of APB 14 in apparently determining that no portion of the debt proceeds should be applied to the warrants at the date of issuance of the notes payable.

Response: We recorded G&A expenses using Black-Scholes option pricing model on the Class A and Class B warrants. The total amount of recorded G&A expenses amounted to $1,163,021 and $781,568, respectively. The total amount was credited to Paid-in-capital.

We chose this treatment because, in accordance with the subscription agreement, the Class A and Class B warrants are detachable and are considered independent of the secured convertible promissory loan.

10. Please tell us how you assessed the potential existence of a beneficial conversion feature, in accordance with EITF 00-27.

Response: In accordance with EITF 00-27, the holders of the Class A and Class B warrants do not hold contingent warrants and have the right to exercise the warrants irrespective of whether the lender chooses to accept cash or stock in payment of the $3,000,000 loan. This treatment was consistent with the accounting positions adopted in SEC Comment Item 9.

11. Please expand your disclosure to provide your analysis, citing specific authoritative guidance and reference to the features of your Subscription Agreement, demonstrating why you do not account for the warrants issued as a liability similar for derivative instruments within the scope of SFAS No. 133 and EITF 00-19. It would appear that you must register the shares underlying the warrants and maintain the effectiveness of the registration statement while the warrants are outstanding. Refer to paragraph 25 of EITF 00-19.

Response: Under the secured convertible promissory loan, the lenders have the right to choose cash in settlement of the face amount or principal amount of the loan. However, the lenders have received the unconditional right to exercise the detachable warrants at a fixed price for a fixed time period. Under the conditions and terms of these agreements, the secured convertible promissory loan did not rise to the level of temporary equity until the lender exercised its rights to receive compensation in cash or stock, whereas, the detachable warrants were deemed to be payment of additional compensation to induce the lending arrangement and therefore was recorded as permanent equity in paid in capital – warrants.

We have registered the shares underlying the warrants by Form SB-2 filed with SEC on January 22, 2007, and amendments thereto filed on February 12, 2007 and March 20, 2007, which was declared effective on March 23, 2007.

12. Please expand your disclosure to include your accounting for Registration Payment Arrangements applicable to this debt issuance as required under paragraph 12 of FASB Staff Position No. EITF 00-19-2.

Response: EITF 00-19-2 covers registration payment arrangements in cases where the issuer is required to transfer consideration in the event that a registration statement is not declared effective or its effectiveness is not maintained. The warrants paid to the “finder” Melton Management, Inc., were separately calculated based on the Black-Scholes model and compensation expense was recorded in the amount of $465,208 and the same amount was treated as permanent equity. FSP No. EITF 00-19-2 does not apply to arrangements in which the amount of consideration to be transferred is determined by reference to an observable market or an observable index. Under this guidance, the compensation should be accounted for separately, as was performed in this case.

Equity Compensation Plan, page F-17

13.  It appears you have not included the minimum required information on Stock- based compensation to meet the disclosure requirements of paragraph 64 of SFAS 123R. Please revise your disclosure accordingly. Refer to paragraphs A240 and A241 of SFAS 123R.

Response: We have revised Note 6 - EQUITY COMPENSATION PLAN in accordance with SFAS 123R. The revised note is quoted below:

EQUITY COMPENSATION PLAN

On December 29, 2000, China Quantum Communications, Ltd. established its Stock Option Plan (the "Plan"), in which incentive stock options and nonqualified stock options may be granted to officers, employees and consultants of the Company. The vesting of such options is four years and the options expire in ten years. On August 4, 2004, Techedge, Inc. adopted the 2001 Stock Option Plan established by China Quantum Communications, Ltd. under an Option Exchange agreement approved by the board of directors. Pursuant to the agreement, the Company exchanged an option to purchase 1.3254 shares of Techedge common stock for each option to purchase one ordinary share of China Quantum Communications, Ltd. All other terms and conditions of existing stock option agreements remain unchanged as to exercise price and vesting. The amounts presented in the table below have been restated to reflect the change.

On May 20, 2005 the Company's stockholders approved the 2005 Equity Compensation Plan (the 2005 Plan) and no additional options to purchase shares of common stock will be granted under the 2001 Stock Option Plan. Under the 2005 Plan, the Company may grant options to purchase shares of the Company's common stock, stock purchase rights and restricted or unrestricted stock awards of shares of common stock to eligible employees, directors and consultants, determine the terms and conditions of each option, stock purchase right or award and adopt, amend and rescind rules and regulations for the administration of the 2005 Plan.

The 2005 Plan is administered by a duly authorized committee appointed by the Board of Directors. The aggregate number of shares of common stock available for issuance in connection with options granted under the 2005 Plan is 8,500,000, subject to customary adjustments for stock splits, stock dividends or similar transactions.

The Committee determines the exercise price of options granted under the 2005 Plan, however the exercise price must be at least equal to the fair market value per share of common stock (or 110% of fair market value in the case of incentive options granted to a ten-percent stockholder) issuable upon exercise of the option at the time the incentive option was granted. No options may be exercisable for more than ten years (five years in the case of an incentive option granted to a ten-percent stockholder) from the date of the grant.

(i) Pursuant to the 2005 Plan, the Company issued 2,701,000 options with an exercise price of $0.52 per share on January 24, 2006. The options on average become vested within fifteen months after the grant.

The Company accounts for stock-based compensation in accordance with SFAS No. 123 Revised, “Share-Based Payment.” The fair value of each option award is estimated on the date of grant using the Black-Scholes-Merton option-pricing model that uses the assumptions noted in the following table.

Dividend Yield	0.00%
Expected Volatility	20.69%
Risk-Free Interest Rate	4.68%
Contractual Term	10 years
Stock Price at Date of Grant	$0.52
Exercise Price	$0.52

Total deferred stock-based compensation expenses related to the 2,701,000 stock options granted amounted to $551,907.  This amount is amortized over fifteen months in a manner consistent with Financial Accounting Standards Board Interpretation No. 123 (R). The amortization of deferred stock-based compensation for these equity arrangements was $141,900 and $410,007 for the fiscal year ended December 31, 2007 and 2006, respectively.

(ii) Subject to all the terms and provisions of the 2005 Plan, on April 12, 2007, the Company granted to its officers, employees and consultants options to purchase 3,199,405 shares of its common stocks with an exercise price of $0.14 per share. The options have a ten-year life and are vested within 5 years.

The Company accounts for stock-based compensation in accordance with SFAS No. 123 Revised, “Share-Based Payment.” The fair value of each warrant is estimated on the date of grant using the Black-Scholes-Merton option-pricing model that uses the assumptions noted in the following table.

Dividend Yield	0.00%
Expected Volatility	25.44%
Risk-Free Interest Rate	4.74%
Contractual Term	10 years
Stock Price at Date of Grant	$0.14
Exercise Price	$0.14

Total deferred stock-based compensation expenses related to the 3,199,405 stock options granted amounted to $197,096.  This amount is amortized over the options vesting period in a manner consistent with Financial Accounting Standards Board Interpretation No. 123 (R). The amortization of deferred stock-based compensation for these equity arrangements was $36,152 for the fiscal year ended December 31, 2007.

A summary of the stock option activity for the years ended December 31, 2007 and 2006 pursuant to the terms of the Plan, which include incentive stock options and non-qualified stock options, is set forth below:

		Weighted
	Number of	Average
	Options	Exercise Price

Outstanding at December 31, 2005	4,266,685	$0.20

Granted	2,701,000	0.52

Exercised	-	-
Canceled / Expired	-	-

Outstanding at December 31, 2006	6,967,085	$0.32

Granted	3,199,405	0.14

Exercised	25,000	0.20
Canceled / Expired	769,769	0.20

Outstanding at December 31, 2007	9,372,321	$0.27

Exercisable at December 31, 2007	6,752,372	$0.32

The per share weighted average remaining life of the options outstanding at December 31, 2007 and 2006 is 5.2 and 3.6 years, respectively.

Note 7 — Related Party Transactions, page F-18

14. Please disclose the nature, terms and settlement of the $698,658 "Due from related parties" including how you determined that this amount is fully collectible within the next twelve month period. Ensure that you provide all disclosure required by SFAS 57. It does not appear that these cash flows should be classified as operating on the statement of cash flows. Please revise or advise.

Response: The balance represented an accumulated loan balance from a subsidiary whose operations we had discontinued and sold certain assets to a former employee. After reviewing the books and records, we determined that the balance should be treated as a reduction of additional paid-in capital. Accordingly, we have revised our consolidated balance sheet, consolidated statement of changes in stockholders’ equity and consolidated statements of cash flows.

Note 10 — Event Of Default

15. Please provide us with an update on the status of this Event of Default. Tell us what your current status is and intentions are for the Form SB-2 you filed on January 2, 2008 in an attempt to register the shares.

Response: We have revised Note 10 to provide an update on the status of the event of default. We have also disclosed that we intend to withdraw the Form SB-2 that we filed on January 2, 2008. The revised note is quoted below:

EVENT OF DEFAULT

On October 15, 2007, an “event of default” occurred and is continuing under the Notes in that we failed to make our monthly amortization payment due on that date in registered shares of common stock or in cash. This event of default has not been waived by the investors and is continuing. We intend to endeavor to satisfy our past and future amortization payments due under the Notes by delivery of shares of our common stock. However, there can be no assurance that this will be possible as the investors have the right to request payment in cash following an event of default. We have communicated with our investors and they have verbally agreed to continue to accept unregistered shares in payment of amounts due to date. However, we cannot assure you that the investors will continue to permit us to make monthly payments due on the Notes in the future in shares of our common stock. We do not currently have sufficient cash flow to make the payments due on the Notes in cash. Accordingly if the investors do not continue to permit us to make the monthly payments due on the Notes by issuing shares of our common stock we may not be able to continue as a going concern and may be forced to wind up our affairs or seek protection under the bankruptcy laws. Other than as stated above, the Company has no specific plans, arrangements or understandings, either written or oral, to issue any of the additional authorized shares of Common Stock.

16. Please tell us why you did not include continuing disclosure of the Event Of Default in your Form 10-Q for the Quarter Ended June 30, 2008.

Response: In our amended Form 10-Q for the Quarter Ended June 30, 2008 we have included disclosure of the event of default under the notes under Item 3 - Defaults Upon Senior Indebtedness. This disclosure is quoted below:

Item 3. Defaults Upon Senior Securities.

On December 13, 2006, the Company entered into a Subscription Agreement with respect to the issuance and sale of $3,000,000 aggregate principal amount of its Secured Convertible Promissory Notes due December 13, 2008. On October 15, 2007, an “event of default” occurred and is continuing under the Notes in that we failed to make our monthly amortization payment due on that date in registered shares of common stock or in cash. This event of default has not been waived by the investors and is continuing. We intend to endeavor to satisfy our past and future amortization payments due under the Notes by delivery of shares of our common stock. However, there can be no assurance that this will be possible as the investors have the right to request payment in cash following an event of default. We have communicated with our investors and they have verbally agreed to continue to accept unregistered shares in payment of amounts due to date. However, we cannot assure you that the investors will continue to permit us to make monthly payments due on the Notes in the future in shares of our common stock. We do not currently have sufficient cash flow to make the payments due on the Notes in cash. Accordingly if the investors do not continue to permit us to make the monthly payments due on the Notes by issuing shares of our common stock we may not be able to continue as a going concern and may be forced to wind up our affairs or seek protection under the bankruptcy laws. Other than as stated above, the Company has no specific plans, arrangements or understandings, either written or oral, to issue any of the additional authorized shares of Common Stock.

Form 10-QSB — June 30, 2008

17. By letter dated July 18, 2008, you were notified that you are required to file your quarterly reports on Form 10-Q rather than Form 10-QSB. We note that your filing for the fiscal quarter ended June 30, 2008 was made on Form 10-QSB. Please confirm that your next quarterly report will be made on Form 10-Q rather than Form 10-QSB. Also, please confirm that you have evaluated your recently filed quarterly reports and determined whether they contained all required material information, as requested in our letter dated July 18, 2008.

Response: We confirm that we will file Form 10-Q rather than Form 10-QSB for the quarter ended September 30, 2008. We have reviewed and confirm that our recently filed quarterly reports contain all the required material information as requested in your letter dated July 18, 2008. We are also filing an amended 10-Q for the period ended June 30, 2008 to reflect the fact that the original filing was made on Form 10-QSB rather than Form 10-Q. The revised filing also contains “Item 3 - Default on Senior Securities.”

If you have any questions regarding any of the foregoing please do not hesitate to contact Peter Wang at (609) 651-8588.

Very truly yours,

By:	/s/ Peter Wang
Peter Wang